(212) 474-1788

March 31, 2014

Time Inc.
Amendment No. 2 to Form 10
Filed March 7, 2014
File No. 001-36218

Dear Mr. Brown:

Reference is made to the comment letter (the “Comment Letter”) dated March 18, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Form 10 of Time Inc. (the “Company”), filed with the Commission on March 7, 2014.

This letter is to confirm our conversation with you on March 28, 2014, granting the Company an extension to May 1, 2014 to file its response to the Comment Letter, in order to include information relating to the Company’s issuance of debt securities to third-party investors and establishment of a term loan and revolving commitments.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely, /s/ Eric L. Schiele
Eric L. Schiele

Mr. John Dana Brown
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

VIA EDGAR

Copy to:

Mr. Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

VIA EMAIL